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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ZANETT, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
98906R109
(CUSIP Number)
Claudio M. Guazzoni
Chief Executive Officer
c/o Zanett, Inc.
635 Madison Avenue, 15th Floor
New York, NY 10022
(646) 582-1800
With a copy to:

Stephen Burdumy, Esq.
Drinker Biddle & Reath LLP
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98906R109

1	NAMES OF REPORTING PERSONS: David M. McCarthy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,296,608 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,296,608 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,296,608 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.52%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 2 to Schedule 13D amends the information relating to Reporting Person David M. McCarthy, as filed in the original Schedule 13D on February 15, 2001 (the “Original Schedule 13D”) and the information relating to Reporting Person David M. McCarthy, as filed in Amendment No. 1 to Schedule 13D on July 31, 2006 (the “Amended Schedule 13D”). The Original Schedule 13D was a joint filing that included information for Mr. McCarthy, and also for Reporting Person Claudio Guazzoni. The Amendments set forth below are intended only to amend the information of Mr. McCarthy. Mr. McCarthy makes no representations regarding, and takes no responsibility for, any amendments which may be necessary to Mr. Guazzoni’s information contained in the Original Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 of the Original Schedule 13D as it pertains to Mr. McCarthy is hereby amended and restated as follows:
     As of the date of this Amendment No. 2, Mr. McCarthy has plans which relate to the disposition of shares of Common Stock, and the subsequent acquisition of those shares by other persons, as referenced in Item 4(a) of Schedule 13D. As further detailed in Item 6 below, Mr. McCarthy has entered into two agreements that give the respective counterparties the right to acquire up to 800,000 shares of Common Stock, and 200,000 shares of Common Stock, respectively, from the personal holdings of Mr. McCarthy.
     Other than as set forth in this Statement, Mr. McCarthy has no present plans or intentions that would result in, or relate to, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. McCarthy reserves his right to change his intentions and to develop plans or proposals that could result in any of the types of transactions described in such paragraphs.
Item 5. Interest in Securities of the Company.
     Item 5 of the Amended Schedule 13D as it pertains to Mr. McCarthy is hereby amended and restated as follows:
     (a) and (b) Based upon information provided by the Company in its Form 10-Q filed with the Commission on November 14, 2006, the number of shares outstanding on November 10, 2006 was 28,714,804. Mr. McCarthy beneficially owns 1,296,608 shares, or 4.52% of the 28,714,804 outstanding shares of Common Stock. Mr. McCarthy retains the sole power to vote and the sole power to dispose of 1,296,608 shares of Common Stock of the Company.
     (c) Since November 30, 2006, Mr. McCarthy has effected the following transactions in the Common Stock through the open market:

Date	Number of Shares Disposed Of	Price Per Share
November 30, 2006	100	$1.42
November 30, 2006	300	$1.42
November 30, 2006	500	$1.45
December 1, 2006	600	$1.44
December 4, 2006	837	$1.43

Date	Number of Shares Disposed Of	Price Per Share
December 8, 2006	1,400	$1.33
December 27, 2006	1,100	$1.19
December 28, 2006	1,650	$1.22
December 29, 2006	1,200	$1.23
December 29, 2006	1,100	$1.29
December 29, 2006	1,400	$1.32
December 29, 2006	1,500	$1.35
December 29, 2006	1,600	$1.42
January 3, 2007	1,049	$1.40
January 3, 2007	1,000	$1.41
January 5, 2007	4,500	$1.24
January 8, 2007	195,000	$1.30
January 11, 2007	300	$1.30
January 11, 2007	900	$1.32
January 11, 2007	600	$1.34
January 11, 2007	1,000	$1.36
January 16, 2007	600	$1.38
January 17, 2007	1,300	$1.42
January 17, 2007	1,100	$1.44
January 17, 2007	1,000	$1.44
January 17, 2007	1,400	$1.45
January 17, 2007	600	$1.40
January 18, 2007	500	$1.35
January 22, 2007	500	$1.36
January 23, 2007	500	$1.40
January 23, 2007	659	$1.41
January 23, 2007	400	$1.39
January 24, 2007	1,000	$1.40
January 24, 2007	1,000	$1.43
January 24, 2007	400	$1.50
January 24, 2007	600	$1.51
January 26, 2007	100	$2.91
January 26, 2007	200	$2.75
January 26, 2007	400	$2.97
January 26, 2007	498	$2.96
January 26, 2007	500	$2.97
January 26, 2007	500	$2.99
January 26, 2007	600	$3.00
January 26, 2007	800	$3.00
January 26, 2007	920	$2.94
January 26, 2007	1,000	$2.75
January 26, 2007	1,000	$2.97
January 26, 2007	1,200	$3.09
January 26, 2007	1,600	$2.38
January 26, 2007	1,300	$2.96
January 26, 2007	1,300	$3.09
January 26, 2007	1,500	$2.75
January 26, 2007	1,600	$2.74
January 26, 2007	2,000	$3.10
January 26, 2007	2,700	$2.98
January 26, 2007	2,700	$2.73
January 26, 2007	3,400	$2.38

Date	Number of Shares Disposed Of	Price Per Share
January 26, 2007	3,015	$2.89
January 26, 2007	3,203	$2.95
January 26, 2007	4,000	$2.44
January 26, 2007	3,200	$3.08
January 26, 2007	3,500	$3.07
January 26, 2007	4,000	$2.75
January 26, 2007	5,877	$2.99
January 26, 2007	6,400	$2.98
January 26, 2007	6,800	$3.09
January 26, 2007	7,502	$2.97
January 26, 2007	7,800	$2.97
January 26, 2007	10,000	$3.03
January 26, 2007	10,885	$2.90
January 26, 2007	155,986	$2.98
January 26, 2007	386,000	$2.38
January 26, 2007	652,607	$2.12
January 26, 2007	681,526	$2.87
January 29, 2007	72,022	$2.01
January 29, 2007	141,850	$2.15
January 29, 2007	160,045	$2.03
January 29, 2007	20,000	$2.14
     Since November 30, 2006, Mr. McCarthy has also disposed of shares of Common Stock by making the following bona fide gifts:

	Number of Shares
Date	Disposed Of	Price Per Share
January 1, 2007	2,000	Not Applicable
     Since November 30, 2006, Mr. McCarthy disposed of shares of Common Stock through the following off-market transactions:

Date	Number of Shares Disposed Of	Price Per Share
January 28, 2007	1,600,000	$1.01
February 1, 2007	550,000	$2.00
     Since November 30, 2006, Mr. McCarthy has disposed of shares of Common Stock through the following miscellaneous transfers:

Date	Number of Shares Disposed Of	Price Per Share
November 30, 2006	10,630	N/A — Payment for personal services
November 30, 2006	11,811	N/A — Payment for personal services

Date	Number of Shares Disposed Of	Price Per Share
December 21, 2006	16,000	N/A — Transfer in connection with part of the settlement of a dispute, to which Mr. McCarthy was not a party.
December 21, 2006	16,000	N/A — Transfer in connection with part of the settlement of a dispute, to which Mr. McCarthy was not a party.
December 21, 2006	25,000	N/A — Transfer in connection with part of the settlement of a dispute, to which Mr. McCarthy was not a party.
December 23, 2006	80,000	N/A — Payment for brokerage services
December 23, 2006	45,000	N/A — Payment for brokerage services
January 8, 2007	80,000	N/A — Payment for consulting contract
January 26, 2007	80,000	N/A — Payment for personal services
     Since November 30, 2006, Mr. McCarthy disposed of shares of Common Stock through the writing of the following call options against shares beneficially owned by him, which have yet to be exercised by the respective option holders:

Date	Number of Shares Disposed Of	Price Per Share
November 30, 2006	200,000	$1.27
December 1, 2006	800,000	$1.50
     (e) On or about February 1, 2007, Mr. McCarthy ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.
     Item 6 of the Original Schedule 13D as it pertains to Mr. McCarthy is hereby amended and restated as follows:
     Mr. McCarthy has entered into that certain agreement with Agoracom Investor Relations Corp. (“Agoracom”) dated November 16, 2006 (the “Agoracom Agreement”). Pursuant to the Agoracom Agreement, Agoracom shall provide Mr. McCarthy with consulting services for an initial six-month term (the “Term”), which can be renewed at Mr. McCarthy’s option for an additional six months. In consideration for these consulting services, Agoracom is entitled to the quarterly fee of $13,500, payable at the option of Mr. McCarthy in the form of either: (i) cash in the amount of $4,500 payable on the first day of each month during the Term, or (ii) $13,500 in free-trading stock of the Company payable on the fifth day of each quarter during the Term. Mr. McCarthy has elected previously to pay Agoracom in the form of Common Stock, and such transfers, dated November 30, 2006, are noted in Item 5, above.
     In addition to the foregoing consideration, the Agoracom Agreement anticipates, pursuant to Section 3.4, that Mr. McCarthy will execute an option agreement with Agoracom, wherein Mr. McCarthy will grant Agoracom the option to acquire shares of Common Stock from Mr. McCarthy, upon the terms and conditions set forth in Schedule C to the Agoracom Agreement. Although no option agreement has been entered into, Mr. McCarthy and Agoracom acknowledge that, as of November 30, 2006, Mr. McCarthy has granted to Agoracom a one-year option to purchase 200,000 shares of Common Stock (the “Option Shares”) from his personal holdings with an exercise price of $1.27 per share, representing the closing price of the Common Stock on November 16, 2006. Notwithstanding the terms of the Agoracom Agreement, the parties have agreed that the Option Shares are immediately vested.
     Mr. McCarthy has also entered into that certain agreement with Aries Equity Corp (“Aries”), dated December 1, 2006 (the “Aries Agreement”). Pursuant to the Aries Agreement, Aries has the right, exercisable as of December 1, 2006, to purchase up to 800,000 shares of Common Stock from the personal holdings of Mr. McCarthy for an exercise price of $1.50 per share (the “Exercise Price”). Any partial exercise by Aries of its options must be for at least 10,000 shares of Common Stock. Upon exercise, Aries shall make payment to Mr. McCarthy of the aggregate Exercise Price in the form of cash, or certified or official bank check. Aries’ options expire on December 1, 2007.
     Copies of the Agoracom Agreement and the Aries Agreement are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference. The summaries of the Agoracom Agreement and Aries Agreement contained in this Statement are qualified in their entirety by reference to such Exhibits.
Item 7. Material Filed as Exhibits.
     Item 7 of the Original Schedule 13D as it pertains to Mr. McCarthy is hereby amended and restated as follows:
1.	Online Communications Agreement, dated November 16, 2006, by and between Agoracom Investor Relations Corp. and David M. McCarthy.

2.	Call Option Agreement, dated December 1, 2006, by and between Aries Equity Corp and David M. McCarthy.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ David M. McCarthy
Name:	David M. McCarthy

Dated: February 16, 2007